Exhibit 99.1

SCAILEX CORPORATION LTD.

DIRECTORS REPORT
JANUARY-MARCH 2007

1.	Company fundamental data:

1.1.	Scailex Corporation (“the Company”) is a public company whose shares are listed on the Tel Aviv Stock Exchange (“TASE”) and quoted on the OTC Bulletin Board in the US.

1.2.	As of March 31, 2007, the Company’s assets contain mainly shares of Oil Refineries Ltd. (“ORL”), cash and cash equivalents, available-for-sale securities and held-to-maturity securities.

1.3.	In February 20, 2007 the Company acquired, via Petroleum Capital Holdings Ltd. (“PCH”), a subsidiary of which the Company holds 80.1%, 184 million shares of ORL which represents 9.2% of the outstanding shares of ORL for a consideration of 3.3 NIS per share and for a total consideration of NIS 607.2 millions.

During February – May 2007, PCH purchased additional 83.9 millions shares of ORL in the TASE for a total of NIS 251.7 millions in an average price of NIS 3.00 per share. As a result, PCH holds 267.9 millions shares of ORL which represents 13.39% of the outstanding shares of ORL. The Company classified the investment in ORL as available-for-sale financial assets until it receives all the official approvals for holding controlling shares of ORL jointly with the Israel Corporation Limited (“IC”). For details on the purchase of ORL shares and its consequences – see sections 5.1.2 and 10 to this report.

2.	Results of Operations

2.1.	The Company’s financial statements which are attached to this report are based on the International Financial Reporting Standards (“IFRS”) and were prepared in accordance with the Israeli securities regulations.

2.2.	The Company’s functional currency is the US Dollar and the reporting currency is the New Israeli Shekel in accordance with the Israeli securities regulations.

2.3.	Income from continuing operations

2.3.1.	The majority of the Company incomes in the first quarter of 2007 are finance incomes due to the Company’s cash balance invested in overnight deposits and bonds traded in the USA. Total net finance incomes amounted to NIS 15.3 million compared to NIS 12.8 million in the same period in 2006. The significant increase resulted mainly from the increase in United States monetary interest rates during 2006, and income from exchange differences on the devaluation of the Dollar currency, as recorded by a subsidiary.

2.3.2.	During this period, the Company recorded other income of insignificant amounts, compared with the corresponding period last year, when the Company’s other income totaled NIS 11.6 million, mainly as a result of a dividend distributed to the Company by Real Time Image Ltd. (“RTI”) of NIS 12.6 million, of which NIS8.7 million were recognized as an income.

2.4.	Expenses related to continued operations

2.4.1.	The Company’s major expenses are general and administrative expenses stemming mainly from expenses in respect of the Company’s financial management, payment to various consultants pursuant to various regulatory requirements which the Company is obligated to meet as a public company in Israel and in the US. There was no significant change in the total general and administrative expenses. Expenses during the current period and during the corresponding period last year totaled NIS 2.8 million and NIS 3.0 million, respectively.

2.4.2.	Additional expenses of the Company are finance expenses which stem mainly from a loss accrued to the Company in respect of realization of capital amount related to bonds that classified as available for sale assets and realized in this quarter, and bank’s commissions and interest.

2.5.	Taxes on Income

The Company’s tax expense for the period totaled NIS 0.5 million and included mainly taxes recorded by subsidiary companies during the first quarter 2007. This is compared with taxes of NIS 2.0 million recorded during the corresponding period last year, which reflected taxes on income of a foreign subsidiary that was liquidated during 2006.

2.6.	Net income for the period from continuing operations

Net income from continuing operations for the period amounted to NIS 11.4 million, compared to NIS 19.1 million in the first quarter of 2006. The decrease in the net income resulted mainly from non-recurring income recorded during the first quarter of 2006, which was classified under “other income,” as detailed in 2.3.2 above.

2.7.	Income from discontinued operations

Income from discontinued operations during the period totaled NIS 4.2 million that derived from a receipt of $1 million from Jemtex Ink Jet Printing Ltd. (“Jemtex”), (for details see 5.1.1), compared with income from discontinued operations of NIS 9.9 million recorded during the corresponding period last year, which included income earned on the price adjustment that was made to proceeds from the sale of The Company Vision (Tel Aviv) Ltd.‘s (“Vision”) assets and operations of NIS 14 million (net of tax effect and minority interest), which was offset against Jemtex’s operating losses of NIS 4 million.

2.8.	Net Income

In the first quarter of 2007 the net income amounted to NIS 15.6 million, compared to a net income of NIS 29.0 million in the corresponding period in 2006. The decrease is mostly due to decrease in income from discontinued operations, as set forth above and from non-recurring income, which was recorded during the first quarter of 2006, from a dividend from RTI, as discussed above.

3.	Financial condition

3.1.	The Company assets and liabilities include assets and liabilities of the Company and PCH, as well as assets and liabilities of companies whose operations were discontinued or sold, and were classified under “discontinued operations”.

3.2.	Total Balance Sheet

As of the financial statement date, the total balance-sheet amounted to NIS 1,453.6 million, compared to NIS 1,352.6 million as of the end of 2006. The increase resulted mainly from capital notes issued by PCH to its shareholders, which, as of balance sheet date, served mainly for the purchase of ORL shares, which were classified as “assets available for sale.” The increase in Company assets was affected negatively by the 1.7% decrease in the Dollar exchange rate, and a decrease in the value of ORL shares, which was recorded under “other comprehensive income” in the Company’s equity.

3.3.	Current Assets

As at the date of the financial statements, current assets amounted to NIS 1,397.0 million, compared to NIS 1,253.3 million as at the end of 2006. The increase resulted mainly from capital notes issued by PCH to its shareholders and the purchase of ORL shares, which were classified as “assets available for sale” under current assets. In addition, the maturity date of investments classified as “held to maturity” was advanced to a period of less than 12 months.

Investments and long term receivables

3.3.1.	The long-term investments and other non-current assets amounted, at the end of this quarter, to NIS 56.5 million, compared to NIS 99.2 million as of the end of 2006. The decline was mainly from classification of investments held to maturity and securities available for sale from long-term to short-term.

3.3.2.	As of March 31 2007, the Company has no balance of intangible assets, and the balance of its fixed assets is negligible.

3.4.	Current Liabilities

3.4.1.	As of March 31 2007, the Company’s current liabilities, on a consolidated basis, amounted to NIS 80.2 million and were mostly due to liabilities and provisions for payments for tax expenses and expenses for discontinued operations, compared to an amount of NIS 95.1 million as of the end of 2006. The decrease resulted from a reduction and repayment of part of Vision’s liabilities, which are classified under “discontinued operations”.

3.4.2.	Long term liabilities as of March 31, 2007 amounted to NIS 223.7 million and resulted mainly from capital notes, which were issued by PCH to its minority shareholders (19.9%) for the purchase of ORL shares. At the end of 2006, long-term liabilities totaled NIS 0.4 million and were related to the “liability for employee rights upon retirement.” As of end of the first quarter of 2007, there was no significant change in the employees rights upon retirement’s liability.

3.5.	Shareholders Equity

Total equity as of March 31, 2007 amounted to NIS 1,149.6 million, compared to NIS 1,257.1 million as of the end of 2006. The decline was mostly due to: (1) the NIS 24.2 million dividend paid to Vision’s minority; (2) recording a negative capital reserve of NIS 79.5 million as a result of the decrease in ORL’s share price (The holdings of ORL were classified under “financial assets available for sale”); (3) The erosion in exchange rate of the dollar, which is the Company’s operating currency, vs. the presentation currency which is the NIS, amounting to NIS 21.1 million. The decline in equity was set-off by the amount of net income for the Company in the first quarter of 2007.

4.	Liquidity and financial sources

4.1.	Cash Flow from operations

The positive cash flow from current operations in the first quarter of 2007 amounted to NIS 14.1 million, which resulted mainly from interest receipts on the Company’s cash and cash equivalent balances. This is compared with a positive cash flow of NIS 171.9 million during the corresponding period last year, which resulted from a reduction in total cash, classified under “current activities” following the distribution of dividend by Vision and a price adjustment on proceeds related to Vision transaction.

4.2.	Cash flow from investment operations

The negative cash flow from investment operations for the first quarter of 2007 in amounted to NIS 715.5 million. The negative flow stemmed mainly from the purchase of ORL shares in the amount of NIS 807.7 millions which was moderated by proceeds from the exercise and redemption of marketable securities in the amount of NIS 93.5 millions. The positive cash flow in the amount of NIS 34.2 million from investment operations in the first quarter of 2006, stemmed mainly from receiving the escrow deposit related to the sale of Scitex Digital Printing Inc, and from a dividend received by the Company from RTI that stemmed from the sale of the its operations.

4.3.	Cash flow from financing operations

4.3.1.	During the current period, the Company had positive cash flows from financing activities of NIS 206.6 million, that result mainly from the issuance of capital notes by a subsidiary. this positive cash flow offset by a dividend paid by Viosion, of which the minority’s interest summed to NIS 22.5 million.

In the corresponding period last year, the Company recorded a negative cash flow from financing activities of NIS 153.4 million as a result of a dividend distributed by Vision to its shareholders during February 2006, of which the minority share was the said amount.

4.3.2.	As of March 31, 2007 the Company assets contain cash, financial assets available for sale, and short-term and long-term investments held to maturity. The Company does not have any banking liabilities whatsoever but does have a liability for capital notes which were received from PCH’s minority shareholders, totaling NIS 223.2 million. In addition, Vision still has one loan of NIS 5.1 million for repayment during December 2007, which is presented under “short-term liabilities from discontinued operations.” Cash, cash equivalents, and investments in marketable securities at the end of March 2007 totaled NIS 1,381.8 million (of which NIS 34.6 million is presented under “current assets from discontinued operations”) compared with NIS 1,285.1 million at the end of December 2006 (of which NIS 53.6 million were presented under “current assets from discontinued operations”). The balance as of March 31, 2007 includes NIS 720.2 million which is invested in ORL shares and which is presented under “financial assets available for sale”.

4.3.3.	During February 2007, Company officeholders exercised 112,000 options into ordinary shares of the Company at an exercise price of $3.7 per option (NIS 15.5). Immediately after the exercise, said officeholders sold their shares to Israel Petrochemical Enterprises Ltd. at a share price of NIS 38.29.

5.	Commitments and Significant Events During the Report Period

5.1.	On January 4, 2007, Jemtex entered into an investment agreement with a third party investor, and consequently an amount of approximately $1 million (plus interest) was paid to the Company as a repayment of the loans, After this payment the remaining loans were forfeited according to Jemtex control sale agreement (see note 1b(3) in the 2006 report). In addition, in the frame of the investment agreement few amendments were made, inter alia, the following terms of the sales agreement that was signed with the management of Jemtex: the Company waived the vast majority of its veto rights granted under the Articles of Association of Jemtex, and the Company’s rights to receive information were restricted; it was agreed the protection afforded to the Company to reserve its 15% holding in the company’s equity on the basis of full dilution would remain in effect until August 2009 and thereafter the Company would retain in part its right to receive at least $3 million of the assets for distribution pursuant to terms determined in the agreement. The Company received an option to invest $3 million in Jemtex based on a corporate value (pre-money) of $20 million, and it was also agreed that this option would remain in effect until and including August 3, 2009.

5.2.	On January 8, 2007 the Company established in conjunction with Linura Holdings AG (“Linura”), a Swiss company which controlled by one of the large international company operates in the natural resources arena, a subsidiary “PCH”, held by the companies in shares of 80.1% and 19.9%, respectively, in order to acquire thereby shares of ORL as part of the share offering by the State of Israel.

On February 18, 2007 the Company and PCH (“The Company Group”) signed a binding Memorandum of Understanding with IC. Under this MOU, PCH and IC would submit joint offers in the share offering under a prospectus published by the State of Israel to sell 56% of ORL shares (44% were sold a few days earlier to institutional investors).

On February 20, 2007 the Company received notification that the requests of PCH together with IC were accepted, granting them holding of 920 million ORL shares, which are 46% of ORL’s share capital. Under the MOU, PCH held, subsequent to the share offering, 9.2% of ORL’s issues share capital, and IC held at the time 36.8% of ORL’s issues share capital. The shares purchased as part of the share offering reflected a company value of NIS 6.6 billion, and a per share price of NIS 3.30.

After the purchase, on February and March 2007 PCH and IC purchased additional 68.4 million ORL shares on the Tel Aviv Stock Exchange. In return for the shares purchased, PCH paid in total NIS 200.5 million at an average price of NIS 2.93 per share. Following the above acquisitions PCH held 12.6% of ORL outstanding shares and held jointly with IC 53.6% of ORL outstanding shares.

For further details regarding additional purchases of ORL shares, the revoking of the MOU with IC and the obligation undertaken by IC – see section 10 to this report.

5.3.	In December 2006 Vision filed with the court a request to reduce its capital by $20 million. On January 29, 2007 Vision obtained court approval and on February 5, 2007 Vision distributed $20 million in cash to its shareholders. The company received its share of $14.3 million from this distribution.

5.4.	On March 20, 2007, the Audit Committee and the Board approved the engagement of the Company in a management agreement with Globecom Investments Ltd., (“Globecom”), a private company under the control of Mr. Eran Schwartz, according to which Globecom will render services by Mr. Eran Schwartz, as active chairman of the Company for 18 months beginning on the commencement of his incumbency in July 2006, and until December 31, 2007. However, each of the parties may terminate the agreement upon notice of six months (“the Management Agreement”).

The Management Agreement approved by the general meeting that took place on April 30, 2007.

The total amount to be paid by the Company for the services will be NIS 100,900, linked to the customer prices index. Reasonable expenses paid by Globecom related to the services given to the Company will be reimbursed by the Company. In addition, Globecom will receive an exemption, indemnification and insurance under terms identical to those of other officers of the Company.

There will be no employer-employee relations between the Company and Mr. Schwartz and the Company will be entitled to indemnification for any damage in regard to any claim alleged that Mr. Schwartz was employee of the Company.

Directors' considerations in setting the amount of compensation and the criteria used in its determination

a.	Mr. Eran Schwartz has the experience, knowledge and proven ability to manage companies and to improve their business results.

b.	The agreement is for a fixed time frame until the end of 2007.

c.	The terms of the agreement for services provided by the Chairman of the Board of Directors are fair, acceptable and reasonable under the circumstances, and take into account the financial position of the Company, its targets, and the beginning of its investment activities.

d.	The undertaking is for the benefit of the Company as it encourages its Chairman to devote most of his time and abilities for the benefit of the Company.

6.	Qualitative report on the exposure to market risks and their management

6.1.	Market risk to which the company is exposed

Most of the Company’s assets are cash and cash equivalents invested mostly in ORL shares, overnight dollar-denominated deposits in US banks and in US government bonds and highly-rated corporate bonds. The major risk for the company is due to decline in value of such assets. The decrease in ORL’s share price that can be affected mainly by the result of ORL’s operations and by other macro conditions of Israeli market. The Company has classified its investment in ORL under “assets available for sale”and revalues this investment to market value against a capital reserve. Accordingly, changes in ORL’s share price will affect the Company’s shareholders’equity. The Company investment in US bonds affected mainly by the US monetary interest, meaning that any changes of the US monetary interest rate (FED interest rate) will change the Bonds value and it would impact the company’s business results.

The Company main activities is in the US dollar currency, however the financial reports presented in NIS currency as required by the Israeli Security law. Hence, the Company is exposed in its reports to the US dollar-NIS fluctuation rates, which presented in the reports as currency translation amount in the shareholders equity.

6.2.	Company policy related to market risk management

During the report period, there were no changes in Company policy regarding market risk management, supervision and policy execution, from that explained in the Directors’Report for the year ended December 31, 2006 and the notes to the financial statements for said year.

6.3.	The following table summarizes the Company’s linkage bases as at March 31, 2007 (in NIS thousands):

	March 31, 2007
	In or linked to USD	In or linked to EUR	In or linked to other currencies	Linked to CPI	Unlinked	Marketable securities	Non monetary assets	Total
	N I S t h o u s a n d s

ASSETS:
Cash and cash equivalent	470,378	4	1		873			471,256
Financial assets available for
sale	12,537					720,223		732,760
Investments held until maturity	89,025							89,025
Other accounts receivable				803	666		5,678	7,147
Current assets in respect of
discontinued operations	94,856		1,996					96,852
Financial assets available for
sale long-term	1,678							1,678
Investments held until maturity
long-term	54,148							54,148
Liabilities in respect of
termination of employment					411			411
Fixed assets and intangible
assets, net							295	295
Total assets	722,622	4	1,997	803	1,950	720,223	5,973	1,453,572

LIABILITIES:
Trade accounts payable	221				49			270
Other accounts payable	1,894		233		1,704			3,831
Taxes payable	401			3,908				4,309
Current liabilities in respect of
discontinued operations	18,808			51,304	1,703			71,815
Capital notes	223,240							223,240
Liabilities in respect of
termination of employment					490			490
Total liabilities	244,564		233	55,212	3,946			303,955

Total balance	478,058	4	1,764	(54,409)	(1,996)	720,223	5,973	1,149,617

The following table summarizes the Company’s linkage bases as at March 31, 2006 (in NIS thousands):

	March 31, 2006
	In or linked to USD	In or linked to EUR	In or linked to other currencies	Linked to CPI	Unlinked	Marketable securities	Non monetary assets	Total
	N I S t h o u s a n d s

ASSETS:
Cash and cash equivalent	989,566	226			84			989,876
Financial assets available for
sale	90,716							90,716
Investments held until maturity	61,004							61,004
Deferred taxes							5,118	5,118
Other accounts receivable				751	215		1,418	2,384
Current assets in respect of
discontinued operations	204,822		24,827	369	247		5,117	235,382
Financial assets available for
sale long-term	3,821							3,821
Investments held until maturity
long-term	129,913							129,913
Liabilities in respect of
termination of employment					2,612			2,612
Fixed assets and intangible
assets, net							333	333
Intangible assets, net							1,496	1,496
Total assets	1,479,842	226	24,827	1,120	3,158	0	13,482	1,522,655

LIABILITIES:
Trade accounts payable	317				2,006			2,323
Other accounts payable	2,206				2,398			4,604
Taxes payable				9,769				9,769
Current liabilities in respect of
discontinued operations	39,363		1,441	157,276	2,179			200,259
Long-term loans in respect of
discontinued operations	5,562							5,562
Liabilities in respect of
termination of employment					2,694			2,694
Total liabilities	47,448	0	1,441	167,045	9,277	0	0	225,211

Total balance	1,432,394	226	23,386	(165,925)	(6,119)	0	13,482	1,297,444

6.4.	Sensitivity tests

As there have been significant changes in the Company assets during first quarter of 2007, the Company carried out four sensitivity tests for changes in the fair value of its financial instruments at balance sheet date.

The fair value of the financial instruments set up as follow:

1. The fair value of the US bonds stated according to the burse prices to the balance sheet date.

2. The fair value of the short term financial assets that are not linked to the CPI stated according to their nominal value in NIS or according to their value in the foreign currency multiplied by the currency exchange rate to the balance sheet date that the asset is related to.

3. The fair value of financial instruments that are linked to the CPI stated according to the known CPI to the balance sheet date.

4. The fair value of the marketable securities that held as available for sale assets and their value stated according to the price fixed in the stock exchange market on the balance sheet date.

The four sensitivity tests that we have made were related to the following market changes:

1. Exchange rate – changes in the foreign currency rates.

2. Interest – changes in the US dollar interest and their influence on the US bonds fair value.

3. CPI – changes of the assets/liabilities linked to the CPI that can occur due to increase/decrease of CPI.

4. Marketable securities value – the changes in the marketable securities value the influenced by the result of the company’s operations which the Company invested in and from macro changes that influenced on the capital market.

Changes in foreign exchange rate:

	Fair value
	10%	5%	1$ = 4.155NIS	-5%	-10%

CURRENT ASSETS:
Cash and cash equivalent	47,038	23,519	470,378	(23,519)	(47,038)
Financial assets available for sale and
investments held until maturity	10,156	5,078	101,562	(5,078)	(10,156)
Current assets in respect of discontinued
operations	9,486	4,743	94,856	(4,743)	(9,486)
NON-CURRENT ASSETS:
Financial assets available for sale and
investments held until maturity	5,583	2,791	55,826	(2,791)	(5,583)
Total assets	72,262	36,131	722,622	(36,131)	(72,262)

LIABILITIES:
Current liabilities:
Trade accounts payable	22	11	221	(11)	(22)
Other accounts payable	229	115	2,295	(115)	(229)
Current liabilities in respect of
discontinued operations	1,881	940	18,808	(940)	(1,881)
Capital notes	22,324	11,162	223,240	(11,162)	(22,324)
Total liabilities	24,456	12,228	244,564	(12,228)	(24,456)

Total balance	47,806	23,903	478,058	(23,903)	(47,806)

Changes in US dollar’s interest rate:

	10%	5%	Fair value	-5%	-10%

CURRENT ASSETS:
Financial assets available for sale and
investments held until maturity	(186)	(93)	101,562	92	185
NON-CURRENT ASSETS:
Financial assets available for sale and
investments held until maturity	(509)	(254)	54,148	252	502
Total assets	(695)	(347)	155,710	344	686

LIABILITIES:
Total liabilities	0	0	0	0	0

Total balance	(695)	(347)	155,710	344	686

Changes in the CPI:

	Increase of 0.2%	Increase of 0.1%	Fair value	Decrease of 0.1%	Decrease of 0.2%

CURRENT ASSETS:
Other receivables	2	1	803	(1)	(2)
NON-CURRENT ASSETS:
Total assets	2	1	803	(1)	(2)

LIABILITIES:
Current liabilities:
Tax payables	8	4	3,908	(4)	(8)
Current liabilities from discontinued operations	103	51	51,303	(51)	(103)
Total liabilities	110	55	55,212	(55)	(110)

Total balance	(109)	(54)	(54,409)	54	109

Changes in the marketable securities:

	10%	5%	Fair value	-5%	-10%

CURRENT ASSETS:
Financial assets available for sale	72,022	36,011	720,223	(36,011)	(72,022)
NON-CURRENT ASSETS:	0	0	0	0	0
Total assets	72,022	36,011	720,223	(36,011)	(72,022)

LIABILITIES:
Current liabilities:
Total liabilities	0	0	0	0	0

Total balance	72,022	36,011	720,223	(36,011)	(72,022)

* the data stated in NIS thousand

6.5.	Hedging transactions status

To the financial statement date, the Company has no hedging transactions.

7.	Critical accounting estimates

During the report period, there were no changes in critical accounting estimates included in the Company’s statements vis-à-vis that explained in the Directors’ Report for the year ended December 31, 2006.

8.	Policy of donations

In its annual budget, the Company allocates an amount designated for donations that is distributed in the course of the year to needy organizations. In 2007 the charitable donation budget amounted to $100 thousand. The actual donations made at the first quarter of 2007 amounted to NIS 106 thousand.

9.	Directors who have accounting and finance expertise

During the report period, there were no changes in the minimum required number of directors holding accounting and financial expertise, and the number of directors who had accounting and financial expertise was not less than the minimum number determined. This is in accordance with that explained in the Directors’ Report for the year ended December 31, 2006.

10.	Subsequent events

Post the first quarter PCH purchased additional 15.5 million shares of ORL for amount of NIS 51.2 million. After this purchase PCH holds 13.39% of ORL outstanding shares.

The exercise of the means of control in ORL are subject to approval by the Prime Minister and the Minister of Finance in accordance with the Governmental Companies Order (Declaration of the State’s Vital Interests in ORL Ltd), 5767-2007 ( “the Ministers’ Approval”) and the approval of the Commissioner of Restrictive Trade Practices (hereinafter referred to as: “the Commissioner’s Agreement” and together as: “the Requisite Approvals”).

As at the date of this immediate report the Commissioner’s Agreement has been obtained but in the application for the Ministers’ Approval the authorities have recently requested further particulars in respect of Linura, which holds 19.9% of PCH’s share capital and is controlled by one of the world’s largest natural resource companies.

Since, as aforesaid, the process has to date not been completed and the Ministers’ Approval has not yet been obtained, and the authorities’ requirement for further particulars in respect of Linura enables the Ministers, in accordance with the said Order, to give their decision within a further 60 days of the date on which the particulars sought are given, and since The Company, PCH and IC believe that ORL’ interest necessitates its control as soon as possible and that IC, which until February 2006 was a significant shareholder of ORL, will be able to obtain the Ministers’ Approval earlier than PCH can obtain it, IC, PCH and the Company have therefore decided to revoke the Memorandum of Understanding at May 10, 2007.

Contemporaneously with revoking the Memorandum of Understanding, IC has undertaken obligations to the Company and PCH, in an irrevocable letter of undertaking (“the Undertaking”), the main points of which are detailed below, and PCH and the Company have agreed to those obligations and undertaken towards IC to act in accordance with them. The revocation of the Memorandum of Understanding enables IC to make a separate application for the Ministers’ Approval for the control of ORL and for the exercise of means of control in it.

The main points of the Undertaking

PCH and the Company’s obtaining the Requisite Approvals by no later than 15th May 2009 (“the Record Date”) will lead to the making of an agreement for the joint control of ORL by IC, the Company and PCH (“the Control Agreement”) in the terms that have been agreed between the parties, the main points of which are set out hereafter.

The call option (“the Call Option”), which is to be granted to PCH pursuant to the Control Agreement (as mentioned in paragraph 4.2 below), will be exercisable until the Record Date (namely 15th May 2009) or until 120 days from the Requisite Approvals being obtained, whichever is the earlier. The Call Option’s exercise will enable PCH to purchase and take a transfer from IC of 230 million shares of ORL (“the Exercise Shares”), to the effect that after exercising the Call Option, the internal ratio of the holdings of the controlling interest in ORL (which consists of 50.25% of ORL’ share capital) will be: IC – 55%; PCH – 45%. The price of the Exercise Shares is the cost price of purchasing the controlling interest shares that were purchased in the sale offering, namely NIS 3.3 per share or a total of NIS 759 million, plus index-linkage and linked interest at the rate of 5% per annum, computed and charged half yearly from the purchase date, less dividends distributed (if any) plus index-linkage and interest as aforesaid. It should be noted that according to the Memorandum of understanding the Call Option was valid for a very short time – until nine months from making the Memorandum of understanding or until 120 days from obtaining the Requisite Approvals, whichever was the earlier.

Selling and transferring to a third party shares of ORL that are held by PCH or selling control of PCH to a third party will vest IC with a right of first refusal to purchase all the shares of ORL or the relevant securities in accordance with the provisions laid down in the Control Agreement.

The rights of PCH and the Company to enter into the Control Agreement are transferable to a third party, to the effect that if PCH sells all its shares in ORL to a third party (and IC does not exercise the right of first refusal vested in it) or if the Company sells control of PCH to a third party and if by no later than the Record Date the third party obtains all the Requisite Approvals, then in such event IC will enter into the Control Agreement with the third party, and the third party will enter into the shoes of PCH and the Company in all respects.

Until entering into the Control Agreement, IC shall be entitled to exercise its power of control in ORL (subject to obtaining the Ministers’ Approval) in its discretion without any restraints.

At the time of signing the Undertaking, PCH signed an irrevocable authority whereby it has empowered IC to vote in its name and on its behalf in the shareholders’ general meetings of ORL in respect of 100 million shares of ORL that it owns (“the Authority”). The Authority will expire at such time as the Control Agreement is made or on the expiration of six months from the date of the Undertaking, whichever is the earlier.

The Main Points of the Control Agreement

Set out below are the main points of the Control Agreement that is to be made by IC, of the one part and PCH and the Company, of the other part, on obtaining the Requisite Approvals, that the parties thereto require, and it shall take effect on the date of its signature.

Definition of the Controlling Interest Shares in ORL – the controlling interest shares shall constitute 50.25% of the issued and paid up share capital of ORL (“the Controlling Interest Shares”). As at the date of this immediate report, IC holds 77.9% of the Controlling Interest Shares and PCH holds 22.1% of the Controlling Interest Shares. It should further be noted that in addition to the Controlling Interest Shares, as at the date of this immediate report IC holds a further 1.84% of the issued and paid up share capital of ORL and PCH holds a further 1.51% of the issued and paid up share capital of ORL.

Call Option – in the scope of the Control Agreement PCH will be granted the call option (“the Call Option”), as set out above.

Lock-up Period – the agreement lays down a lock-up period of six months from the date of signing the Control Agreement, during which neither of the parties shall be permitted to transfer the Controlling Interest Shares.

Right of First Refusal – the Company Group shall grant IC a right of first refusal to purchase and take a transfer of all the Controlling Interest Shares that are offered for sale by it to a third party from the date of signing the Control Agreement, whilst IC shall grant the Company Group such a right as aforesaid from the time of the Call Option’s exercise. The right of first refusal shall also apply, mutatis mutandis, in the event that a charge (if any) of the Controlling Interest Shares is exercised by any chargee of those shares.

The transfer of control in PCH and the Company (subject to certain conditions) will be regarded as cause for exercising IC’s right of first refusal, whilst in the case of a change in the control of PCH, IC shall become entitled to purchase all the securities that are the subject of the transaction for the change of control in PCH, and in the event of a change in control of The Company or of a corporation that controls the Company (other than Israel Petrochemical Enterprises Ltd. and the corporations that control it) IC shall become entitled to purchase from PCH the ORL shares at the average market price in the 60 trading days that preceded the notice of sale, plus a 15% premium.

It is expressed that a party to the Control Agreement may sell or transfer all the Controlling Interest Shares that are held by it for the time being, but not only some of them.

Tag-along Right – each party shall have a right to join in the sale of the other party’s controlling interest shares, subject to the right of first refusal not having been exercised. The said tag-along right shall only become effective from such time as PCH has duly exercised the Call Option.

BMBY (buy me buy you) – each party to the agreement shall have the right to exercise BMBY in respect of the Controlling Interest Shares (from the end of the six-month lock up period), whereby it may make an offer to the other party to purchase all the Controlling Interest Shares that are held by the other party at the price specified in the offer or to sell to the other party all the Controlling Interest Shares that are held by it at the said price.

Appointment of Directors – the parties to the Control Agreement shall undertake in it to exercise all the voting power available to them in the general meetings of ORL for the election or appointment of members of ORL’ board of directors, in the following way –

So long as the Call Option has not been exercised, ORL’ board of directors shall consist of nine members (including two external directors), IC recommending the appointment of five directors, PCH recommending the appointment of two directors, and the recommendation in respect of the identity of the two external directors being made by agreement between the parties.

From such time as the Call Option has been exercised, ORL’ board of directors shall consist of 11 members (including two external directors), IC recommending the appointment of five directors and one external director, and PCH recommending the appointment of four directors and one external director.

Voting on Certain Matters – the Control Agreement prescribes several matters that, if on the agenda for decision in the general meetings of ORL’ shareholders, the parties shall agree in advance the way in which they shall vote on those matters, and in the absence of agreement, the way in which they shall vote shall be decided by an agreed referee. It is further provided that the parties shall act to amend ORL’ Articles of Association so that the decision on those agreed matters that are for decision by ORL’ board of directors shall be referred for decision by the general meeting of ORL’ shareholders or the decision thereon shall necessitate a special majority of 75% of all the directors who are present.

Dividend Policy – the parties to the Control Agreement shall act, subject to the law, so that ORL and its subsidiaries shall adopt a dividend policy, according to which at least 75% of the annual distributable profit shall be distributed each year.

Term of the Agreement – the Control Agreement shall become effective at the time of its signature and come to an end (a) in accordance with its provisions or (b) from such time as a party stops holding at least 10% of ORL’ share capital.

Further Provisions – the agreement includes further provisions that are common in agreements of the type, including confidentiality, remedy, non-waiver of rights, arbitration, jurisdiction and like provisions.

The Company’s Guarantee – the Company guarantees all PCH’s obligations pursuant to the Control Agreement.

—————————————— Eran Schwartz Chairman of the Board	—————————————— Yahel Shachar Chief Executive Officer

SCAILEX CORPORATION LTD.
(Formerly Scitex Corporation Ltd.)
INTERIM REPORT
(UNAUDITED)
AT MARCH 31, 2007

SCAILEX CORPORATION LTD.
INTERIM REPORT
(UNAUDITED)
AT MARCH 31, 2007

TABLE OF CONTENTS

Page

CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS:
Balance sheets	2-3
Statements of operations	4
Statements of shareholders' equity	5-6
Statements of cash flows	7-8
Notes to financial statements	9-12

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31		December 31
	2007	2006	2006
	NIS in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	471,256	989,876	979,316
Available-for-sale financial assets	732,760	90,716	61,765
Securities held-to-maturity	89,025	61,004	93,343
Deferred income taxes		5,118
Other receivables	7,147	2,384	3,013
Current assets of discontinued operations	96,852	235,382	115,909

	1,397,040	1,384,480	1,253,346

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Available-for-sale financial assets	1,678	3,821	1,707
Securities held-to-maturity	54,148	129,913	97,103
Funds in respect of employee rights upon retirement	411	2,612	376
Property and equipment, net of accumulated depreciation and
amortization	295	333	51
Intangible assets, net of accumulated amortization		1,496

	56,532	138,175	99,237

T o t a l assets	1,453,572	1,522,655	1,352,583

Date of approval for the financial statements by the board of the directors: May 16, 2007

—————————————— Shachar Rachim CFO	—————————————— Yahel Shachar CEO	—————————————— Eran Schwartz Chairman of the board of directors

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31		December 31
	2007	2006	2006
	NIS in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Trade payables	270	2,323	325
Accrued and other liabilities	3,831	4,604	4,175
Income taxes payable	4,309	9,769	4,457
Current liabilities related to discontinued operation	71,815	200,259	86,114

	80,225	216,955	95,071

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	490	2,694	435
Capital notes from minority shareholders in a subsidiary	223,240
Long-term liabilities related to discontinued operations		5,562

	223,730	8,256	435

T o t a l liabilities	303,955	225,211	95,506

SHAREHOLDERS' EQUITY:
Share capital	26,748	26,731	26,731
Capital surplus	1,212,660	1,209,311	1,210,918
Treasury shares	(139,148)	(139,148)	(139,148)
Currency translation	(82,645)	68,421	(62,086)
Accumulated other comprehensive loss	(66,171)	(5,812)	(2,882)
Retained earnings	185,509	97,063	*170,876

	1,136,953	1,256,566	1,204,409
Minority interest	12,664	40,878	*52,668

T o t a l shareholders' equity	1,149,617	1,297,444	1,257,077

T o t a l liabilities and shareholders' equity	1,453,572	1,522,655	1,352,583

* Restated (see note 2c)

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended March 31		Year ended December 31
	2007	2006	2006
	NIS in thousands (except per share data)

FINANCIAL INCOME	15,280	12,778	61,798
OTHER INCOME	76	11,598	17,243
GENERAL AND ADMINISTRATIVE EXPENSES	(2,786)	(3,028)	(12,652)
FINANCIAL EXPENSES	(714)	(262)	(1,105)
OTHER EXPENSES			(2,793)

INCOME BEFORE TAXES ON INCOME	11,856	21,086	62,491
TAXES ON INCOME	507	1,951	6,694

NET INCOME FROM CONTINUING OPERATIONS	11,349	19,135	55,797
NET INCOME FROM DISCONTINUED OPERATION	4,221	9,897	58,954

NET INCOME FOR THE PERIOD	15,570	29,032	114,751

Attribution of the net income for the period:
Company shareholders	14,633	28,360	102,175
Minority shareholders	937	672	12,576

T o t a l	15,570	29,032	114,751

EARNINGS PER SHARE ("EPS") FOR THE COMPANY SHAREHOLDERS - BASIC:
Continuing operations	0.3	0.5	1.4
Discontinued operation	0.1	0.3	1.3

	0.4	0.8	2.7

EARNINGS PER SHARE ("EPS") FOR THE COMPANY SHAREHOLDERS - DILUTED:
Continuing operations	0.3	0.5	1.4
Discontinued operation	0.1	0.3	1.3

	0.4	0.8	2.7

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)

	Equity of the Company Shareholders
	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	N I S in t h o u s a n d s

BALANCE AT JANUARY 1, 2006	38,066,363	26,731	1,209,613	(139,148)	50,518	2,154	*68,701	*1,218,569	*167,178	1,385,747
CHANGES DURING 2006:							102,175	102,175	12,576	114,751
Net income for the period
Other comprehensive income (loss):
Available-for-sale securities						6,863		6,863
Realized loss from available-for-sale
securities						(11,899)		(11,899)
Currency translation					(112,604)			(112,604)	5,906	(106,698)

Total comprehensive Income (loss)								(117,640)	5,906	(111,734)
Payment made by shareholders to senior employees			1,158					1,158		1,158
Amortization of deferred stock compensation
related to options granted to employees			147					147		147
Conversion of loans and option to shares by the
minority in a subsidiary									27,995	27,995
Dividend distributed to the minority									(160,987)	(160,987)

BALANCE AT DECEMBER 31, 2006	38,066,363	26,731	1,210,918	(139,148)	(62,086)	(2,882)	170,876	1,204,409	52,668	1,257,077

CHANGES DURING THE THREE MONTHS
ENDED MARCH 31, 2007:
Net income for the period							14,633	14,633	937	15,570
Other comprehensive loss:
Available-for-sale securities						(63,289)		(63,289)	(16,175)	(79,464)
Currency translation					(20,559)			(20,559)	(522)	(21,081)

Total comprehensive loss								(83,848)	(16,697)	(100,545)
Exercise of options to ordinary shares	112,000	17	1,724					1,741		1,741
Dividend distributed to the minority									(24,244)	(24,244)
Amortization of deferred stock compensation
related to options granted to employees			18					18		18

BALANCE AT MARCH 31, 2007	38,178,363	26,748	1,212,660	(139,148)	(82,645)	(66,171)	185,509	1,136,953	12,664	1,149,617

* Restated (see note 2c)

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)

	Equity of the Company Shareholders
	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	N I S in t h o u s a n d s

BALANCE AT JANUARY 1, 2006	38,066,363	26,731	1,209,613	(139,148)	50,518	2,154	68,701	*1,218,569	*167,178	1,385,747
CHANGES DURING THE THREE MONTHS
ENDED MARCH 31, 2006:
Net income for the period							28,362	28,362	672	29,034
Other comprehensive income (loss):
Available-for-sale securities						500		500		500
Realized loss from available-for-sale securities						(8,466)		(8,466)		(8,466)
Currency translation					17,903			17,903	6,020	23,923

Total comprehensive income								9,937	6,020	15,957
Conversion of loans and option to shares by the
minority in a subsidiary									27,995	27,995
Dividend distributed to the minority									(160,987)	(160,987)
Amortization of deferred stock compensation
related to options granted to employees			(302)					(302)		(302)

BALANCE AT MARCH 31, 2006	38,066,363	26,731	1,209,311	(139,148)	68,421	(5,812)	97,036	1,256,566	40,878	1,297,444

* Restated (see note 2c)

The accompanying notes are an integral part of these condensed financial statements.

(Continued – 1)

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31		Year Ended December 31 2006
	2007	2006
	NIS in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	15,570	29,032	114,751
Received interest	15,276	12,296	**62,437
Adjustments to reconcile net income from continuing
operations to net cash provided by operating activities (A)	(19,812)	(19,996)	**(120,455)
Net cash provided by discontinued operations	3,021	150,563	195,610

Net cash provided by operating activities	14,055	171,895	252,343

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of investment in subsidiaries
consolidated in previous years (B)			(1,405)
Acquisition of available-for-sale securities	(807,742)	(1,170)	(2,785)
Acquisition of held-to-maturity securities		(18,721)	(84,665)
Proceeds from sale of available-for-sale securities	59,613	18,716	27,888
Proceeds from sale of held-to-maturity securities	33,888		66,845
Purchase of fixed assets	(253)	(23)	(31)
Investment in funds in respect of employee rights upon retirement	(42)	(103)	(129)
Investment in a subsidiary	(959)
Dividend received from sale of available-for-sale securities		12,878	12,878
Restricted deposit		22,612	22,612
Net cash used in discontinued operations			(36)

Net cash provided by (used in) investing activities	(715,495)	34,189	41,172

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options to ordinary shares	1,741
Issuance of capital notes in a subsidiary	227,457
Net cash used in discontinued operations	(22,550)	(153,400)	(159,838)

Net cash provided by (used in) financing activities	206,648	(153,400)	(159,838)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(494,792)	52,684	133,677
CURRENCY TRANSLATION IN RESPECT OF CASH AND CASH EQUIVALENTS	(13,268)	14,976	(76,577)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	979,316	922,216	922,216

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	471,256	989,876	979,316

** Reclassified

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31		Year Ended December 31 2006
	2007	2006
	NIS in thousands

(A) ADJUSTMENTS TO RECONCILE NET INCOME
FROM CONTINUING OPERATIONS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Non cash income and expenses:
Financial income included in the P&L	(17,005)	(12,315)	**(62,738)
Depreciation	4	10	18
Impairment			2,946
Deferred stock compensation related to
options granted to employees	18	44	147
Payment made by shareholders to senior employees			1,158
Adjustments to reconcile of employee rights upon
retirement	21	215	156
Deferred income taxes, net		763	5,615
Capital gain from dividend received from
available-for-sale securities		(8,022)	(8,022)
Loss (gain) from sale of available-for-sale
securities and bonds interests	1,725	(1,167)	(5,228)

	(15,237)	(20,472)	**(65,948)

Changes in operating asset and liability items:
Decrease (increase) in other receivable	(4,184)	355	(613)
Increase (decrease) in accounts payable and accruals	(391)	121	(53,894)

	(4,575)	476	(54,507)

	(19,812)	(19,996)	**(120,455)

(B) Disposal of investment in subsidiaries
consolidated in previous years
Working capital (Excluding cash and cash equivalents)			(3,086)
Fixed assets, net			303
Prepaid expenses			158
Accrued severance pay, net			(303)
Intangible assets, net			1,523

			(1,405)

** Reclassified

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2007
(UNAUDITED)

Note 1 – General:

A	Continuing activities

Scailex Corporation Ltd. (“The Company”) is a public company that is incorporated in Israel and whose shares are registered for trade in the Tel-Aviv Stock Exchange (“TASE”) and in the OTC Bulletin Board in the USA. The Company’s offices are located in the Azrieli Center in Tel-Aviv.

As from August 2006, the Company operates in one business sector – the management of the Company’s assets and the identification of investments.

B	Discontinued activities

In the past the Company operated, on its own and through its subsidiaries, in three business segments, which have been sold over the course of the last three years. In accordance with International Accounting Standard number 5 “Non-current Assets Held for Sale and Discontinued Operations”, the assets and the liabilities of the aforementioned three segments have been classified separately in the consolidated balance sheets, and the results of their operations and their cash flows have also been classified separately within the framework of the statements of operations and the statements of cash flows (including the comparative figures), as those deriving from discontinued activities.

Note 2 – Summary of significant accounting policies

A	These financial statements were prepared based on the international financial reporting standards and the clarifications of the International Financial Reporting Interpretations Committee (IFRIC) (hereafter collectively – the IFRS Standards), that were issued and came into effect (including International Financial Reporting Standard no. 8 –“Operating Segments” that was issued and which permits early adoption as of the preparation of the financial statements), and while taking into consideration IFRS 1 – “First-time Adoption” of IFRS and pursuant to the reporting provisions in IFRS 34 – “Interim Financial Reporting”.

These financial statements should be reviewed together with the Company’s consolidated financial statements as of December 31, 2006 and for the year then ended, together with accompanying notes.

B	The principle accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the Company’s audited financial statements for the year ended December 31, 2006.

C	As a result of adopting the IFRS standards for the first time in the year 2005, net income of NIS 22,873 thousands which was supposed to be attributed to the minority shareholders of Scailex Vision was attributed to the shareholders of the Company. The change in the attribution of this income has no effect on the equity or on the net income as reported in the financial statements for the year 2006. As a result, the retained earning balance in these financial statements was decreased by NIS 22,873 thousands and the minority interest balance was increased in the same amount, without effecting the total equity of the Company.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2007
(UNAUDITED)

D	Standards and clarifications in effect for the report period or which may be adopted during the report period but are not relevant for the Company or, alternatively, do not have any significant effect on the financial statements include:

1.	International Accounting Standard 23 – credit costs.

2.	Clarification 11 issued by the International Financial Reporting Interpretations Committee – transactions in treasury and company shares.

3.	Clarification 12 issued by the International Financial Reporting Interpretations Committee – concessions for public building services.

Note 3 – Investments

A	On January 8, 2007, the Company and a foreign company (“Linura”) formed Petroleum Capital Holdings Ltd., (“PCH”) (80.1 % held by the Company and 19.9% held by Linura) for the purchase of Oil Refineries Ltd. (“ORL”) shares through a sales offer proposed by the State of Israel. The Company and the Linura provided PCH with the capital to purchase the shares of ORL through capital notes issued by PCH.

On February 18, 2007, the Company and PCH (“Scailex Group”) signed a binding memorandum of understanding with Israel Corporation Ltd. (“IC”)., whereby PCH and IC would submit a joint offer, under the sales offer, (State of Israel prospectus) for the sale of 56% of ORL’s shares (44% were sold a few days before to institutional investors).

On February 20, 2007, the Company received a notice of acceptance that requests by PCH and IC were accepted, and that they were awarded 46% of ORL’s share capital. In accordance with the memorandum of agreement, PCH held 9.2% of ORLs issued share capital, and IC held 36.8% of ORL’s issued share capital. The share purchase was made at a company value of NIS 6.6 billion (a per share value of NIS 3.3).

During February and March 2007, PCH and IC purchased additional shares of ORL on the TASE. As consideration for the shares purchased, PCH paid NIS 200.5 million (an average price of NIS 2.93 per share). As a result of said purchases, IC and the Company (through PCH) jointly held – as of March 31, 2007 – 53.6% of the issued shares of ORL, of which PCH holdings increased to 12.6% of the issued share capital of the ORL and IC holdings increased to 41.0% of the issued share capital of the ORL.

Even so, until receiving the regulator approvals, a purchaser will abstain from exercising any of his rights attached to any purchased shares. Further details related to the ORL share purchase, regulatory approvals and the binding agreements with IC, see note 5.1.2 of the directors report.

In accordance with the provisions of the governmental companies’ decree (declaration on vital interests in the Oil Refineries Ltd., 2007) (“the Interests Decree”), if a person holds control in ORL or control means in the rates that require approval under the Interests Decree (24% and up), the person should report to ORL and to submit an application to ministers (Treasury Minister and the Prime Minister) to the approval of its holdings within 48 hours (“the Application”). Following the acquisition of the holdings in ORL, PCH submitted appropriate Application.

After the balance sheet date, PCH purchased additional shares of ORL and the binding memorandum with IC was revoked and was replaced by an obligation that has undertaken by IC to the Company and PCH, in an irrevocable letter of undertaking. See note 6.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2007
(UNAUDITED)

B	On January 4, 2007, Jemtex entered into an investment agreement with a third party investor, and consequently an amount of approximately $1 million (plus interest) was paid to the Company as a repayment of the loans (see note 1b(3) in the 2006 report). After this payment the remaining loans were forfeited according to Jemtex control sale agreement.

Furthermore, the investment agreement also provided, inter alia, the following terms of the sales agreement that was signed with the management of Jemtex: the Company waived the vast majority of its veto rights granted under the Articles of Association of Jemtex, and the Company’s rights to receive information were restricted; it was agreed the protection afforded to the Company to reserve its 15% holding in the company’s equity on the basis of full dilution would remain in effect until August 2009 and thereafter the Company would retain in part its right to receive at least USD 3 million of the assets earmarked for distribution pursuant to terms determined in the agreement. The Company received an option to invest USD 3 million in Jemtex based on a corporate value (before the money) of USD 20 million, and it was also agreed that this option would remain in effect until and including August 3, 2009.

Note 4 – Shareholders’ equity, reserves and retained earnings

A	During February 2007, two officeholders of the Company exercised 112,000 options at an option price of $3.70 per option, in accordance with the option contract. As a result of the exercise, 112,000 shares were issued and added to the Company’s issued share capital. On the day of exercise, Petrochemical Enterprise Holdings Ltd. purchased, through a wholly owned subsidiary, said shares from the officeholders.

B	At the end of December 2006, the Company submitted a request to the Court to reduce Scailex Vision’s share capital by $20 million. On January 29, 2007, Scailex Vision received Court approval, and on February 5 distributed $20 million in cash to its shareholders. The Company received $14.3 million from said distribution.

Note 5 – Commitments

On March 20, 2007, the Audit Committee and the Board approved the engagement of the Company in a management agreement with Globecom Investments Ltd, (“Globecom”), a private company under the control of Mr. Eran Schwartz, according to which Globecom will render services by Mr. Eran Schwartz, as active chairman of the Company beginning on the commencement of his incumbency in July 2006, and approved by the shareholders at an extraordinary general meeting of the Company that took place on April 30, 2007 (“the Management Agreement”).

The management agreement is valid for a period of 18 months. According to said agreement, the volume of services will be determined on the basis of the Company’s actual needs, and the overall monthly cost that the Company will pay Globecom for services will total NIS 100,900 linked to the Consumer Price Index. In addition, Globecom and Mr. Eran Schwartz will receive an exemption, indemnification and insurance under terms identical to those of other office holders of the Company. Further details related to the management agreement see note 5.1.4 of the directors’ report.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2007
(UNAUDITED)

Note 6 – Events after balance sheet date:

A	At May 10, 2007, Since the process has to date not been completed and the Ministers’Approval has not yet been obtained, and since the Company PCH and IC believe that ORL’s interest necessitates its control as soon as possible and that IC, which until February 2006 was a significant shareholder of ORL, will be able to obtain the Ministers’ Approval earlier than PCH can obtain it, IC, PCH and the Company have therefore decided to revoke the memorandum of understanding. Contemporaneously with revoking the Memorandum of Understanding, IC has undertaken obligations to the Company and PCH, in an irrevocable letter of undertaking (“the Undertaking”), and PCH and the Company have agreed to those obligations and undertaken towards IC to act in accordance with them. The revocation of the Memorandum of Understanding enables IC to make a separate application for the Ministers’ Approval for the control of Oil Refineries and for the exercise of means of control in it.

Simultaneously, IC, PCH and the Company agreed on the Control Agreement wording that it shell take effect right after obtaining the requisite approvals. Further details related to the Undertaking, the control agreement and the revoking of the memorandum of understanding see note 10 of the director report.

B	At May 13, 2007 PCH purchased 15.5 million of ORL shares for a total amount of NIS51.2 million. To the reporting date PCH holds 13.39% of the issued ORL shares.